THE JENEX CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

This Management’s Discussion and Analysis (MD&A) of the operational results and financial condition of The Jenex Corporation (“the Company”) for the three months and six months ended January 31, 2005 should be read in conjunction with the Company’s interim financial statements of that date and accompanying notes thereto.

The Company changed its fiscal year end from October 31 to July 31, effective July 31, 2004. Accordingly, for the 2004 fiscal period, the Company reported its annual financial statements for the nine-month period ended July 31, 2004.

Additional information relating to the Company is on SEDAR at www.sedar.com.

Date of MD&A

This MD&A was prepared on March 29, 2005.

Description of the Company’s Business

The Company has a proprietary Thermal Therapy Technology that provides topical relief to certain skin irritations resulting from insect bites and stings and prevention of cold sores. Since inception the efforts of the Company have been devoted to develop and market this technology.

The Company operates with the following mandates:

a) As a research and development company;

b) As a manufacturer, marketer and developer of medical devices;

c) As a licensor of its technology;

d) As an acquirer of technologies/operating companies.

Summary of Quarterly Results

(Expressed in Canadian Dollars)

Fiscal Year Quarter Ended	2005 Jan 05	2005 Oct 04	2004 July 04	2004 Apr 04	2004 Jan 04	2003 Oct 03	2003 July 03	2003 Apr 03
Total revenue	3,850	8,334	94,259	6,315	16,500	4,374	18,407	11,257
Net loss	359,529	235,018	1,579,821	572,226	166,791	160,257	198,757	177,750
Net loss per share (basic and fully diluted)	0.009	0.006	0.040	0.015	0.005	0.005	0.006	0.005

Revenue for three months ended July 31, 2004 was unusually high due to the recognition of $77,478 in licensing revenue from the Company’s exclusive multi-year agreement with Daeyang E&C of Korea.

Net loss for the three months ended July 31, 2004 was unusually high due to other expense items and income tax expense totalling $1,619,884 which resulted from the write-down of previously recognized assets and recognition of performance fees that became payable during the year.

Results of Operations

(Expressed in Canadian Dollars)

Three months ended

Six months ended

January 31

January 31

2005

2004

2005

2004

Sales

3,040

16,498

10,560

29,038

Gross profit

1,037

6,459

4,060

11,663

Net loss

359,529

166,791

594,547

298,524

Note: Due to the change in year-end noted above, the six months ended January 31, 2004 was the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004.

Sales

The sales for the three and six months ended January 31, 2005 were from the sale of inventory in the amount of $3,040 and $10,560 (2004 - $16,498 and $29,038) respectively.

Operating Expenses

Operating expenses for the three and six months ended January 31, 2005 were $361,376 and $600,231 (2004 - $173,252 and $309,359) respectively. The increase was mainly due to the following items:

New employment agreements: During the period ended January 31, 2005 the Company established new employment agreements with Michael Jenkins (CEO & President) and Donald F. Felice (CFO and Vice President). Mr Jenkins’ and Mr Felice’s compensation for the two year period from January 1, 2005 to December 31, 2006 will be $30,000CAD/month and $12,000USD/month, respectively. These new employment agreements, performance terms of the prior employment agreements and stock options granted during the period (as discussed below) resulted in management fees for the three and six months ended January 31, 2005 to increase to $163,682 and $288,743 (2004 - $50,064 and $98,862) respectively.

Pursuit of a listing in the US: During the period the Company received correspondence from the United States Securities and Exchange Commission (“SEC”) in connection with its submission of a Form 20-F Registration Statement to become fully reporting in the United States. In preparing and filing its response, the Company incurred additional legal, accounting and filing fees. Along with stock options granted during the period (as discussed below), the pursuit of a listing resulted in increased professional fees for the three and six months ended January 31, 2005 of $62,025 and $75,826 (2004 - $11,377 and $29,351) respectively. This also contributed to increased office and general expenses.

Investor and media relation fees: During the six month period ended January 31, 2005 the Company expensed approximately $70,000 of prepaid media and investor relation fees paid to Current Capital Corp (a company specializing in handling investor relations and media relations for small-cap public companies). Along with approximately $14,000 paid to the Gibson Group (a private marketing company) for marketing plans and product development for interceptCS during the six months ended January 31, 2005, the expense of these prepaid fees resulted in increased consulting fees of $44,446 and $88,246 for the three months and six months ended January 31, 2005 (2004 - $26,635 and $28,248).

Stock-based compensation: During the three month period ended January 31, 2005 the Company granted 325,000 stock options with a fair value of $67,925 to employees, consultants and directors. No options were granted to officers of the Company. The options are for a five-year term, expiring on January 24, 2010 and are exercisable at a price of $0.25 per share. The Black-Scholes option valuation model was used by the Company to estimate the fair value of stock options granted. The fair value of options granted was recorded as an expense in management fees ($31,350), professional fees ($21,945) and directors’ fees ($14,630).

Business development: The Company continued plans to bring interceptCS to market and to sell additional licenses to exploit its patented technology. This resulted in increased travel and research and development expenses. This also contributed to increased consulting fees and office and general expenses.

There was no amortization of deferred development costs during the period (2004 - $45,351 and $96,388) as previously recognized costs were written off at the end of fiscal 2004.

Liquidity

At January 31, 2005 the Company had net working capital of $17,741 (July 31, 2004 - $386,492).

Current assets consist of cash, accounts receivable, inventory and prepaid expenses and sundry assets totalling $200,623 at January 31, 2005 (July 31, 2004 - $432,355). The decrease was due to the payment of operating expenses and the expense of prepaid consulting fees. The decrease was partially offset by $158,000 raised through the issuance of capital stock.

Current liabilities consist of accounts payable and accrued liabilities and management fees payable totalling $182,882 at January 31, 2005 (July 31, 2004 - $45,863). The increase was due to the $149,333 management fees payable resulting from management receiving payments less than the compensation specified in their employment agreements. The increase was partially offset by a $12,314 decrease in accounts payable and accrued liabilities due to the timing of expenditures and payments.

The only long-term liability of the Company is performance fees payable to Mr. Jenkins and Mr. Felice totalling $583,752 at January 31, 2005 (July 31, 2005 - $596,689). The executives have indicated that they do not intend to demand payment of this amount during the ensuing year. Approximately $141,000 of the performance fees payable is denominated in US dollars. Therefore the change in the performance fee payable during the period resulted from changes in the foreign exchange rate between the Canadian and US dollar.

Since inception, the Company has concentrated on research and development. It has had no earnings, minimal revenues, negative operating cash flows and has financed its activities through the issuance of shares. The Company's ability to continue as a going concern is dependant on obtaining additional investment capital and the achievement of profitable operations. In the ensuing year, the Company intends to attract new investors, launch its cold sore prevention product and sell additional licenses to exploit its patented technology. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.

Business Risks and Opportunity

The Company is scheduled to launch interceptCS with Shoppers Drug Mart in the second half of 2005. As discussed above, one of the key factors in the Company’s ability to continue as a going concern is the successful marketing of the therapeutic device on a national and international scale.

Outstanding Share Data

January 31, 2005

March 29, 2005

Number of common shares outstanding

40,547,917

40,547,917

Outstanding securities exchangeable or

convertible into common shares:

Stock options outstanding

3,507,056

3,507,056

Stock options exercisable

3,182,056

3,182,056

Warrants outstanding

6,717,971

790,000

Warrants exercisable

5,927,971

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